July 25, 2006



RiverSource Income Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of RiverSource Income Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Very truly yours,




/s/      Leslie L. Ogg
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         Leslie L. Ogg
         Attorney at Law
         901 S. Marquette Ave., Suite 2810
         Minneapolis, Minnesota 55402-3268